Exhibit 99.1

Aphria Inc. Announces Strategic Supply Agreement With Canndoc

Aphria now positioned within two of the largest cannabis markets outside of Canada
Agreement with Israeli leader Canndoc provides access to Israel's largest drugstore chain
Finished product will be co-branded under Aphria and Canndoc brands

LEAMINGTON, ON, Aug. 4, 2020 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA) and (NASDAQ: APHA), a leading global cannabis company, today announced it has entered into a Strategic Supply Agreement (the "Agreement") with Canndoc Ltd. ("Canndoc"), a subsidiary of InterCure Ltd. (TASE: INCR) (TASE: INCR.TA), one of Israel's largest and most established medical cannabis producers.

Under the terms of the Agreement, Aphria will supply Canndoc with dried bulk flower over a two-year period, with the option to extend for two additional terms of two years each, and an option for an additional year after that if the parties agree to terms.  During the first two-year term and each additional term, if applicable, the Company will provide Canndoc with 3,000 kgs. of bulk dried flower, which will be processed into finished product, co-branded under the Aphria and Canndoc brand names, and sold exclusively within the Israeli market.

"We are excited about our strategic partnership with Canndoc, a well-established Israeli leader, and the opportunity to continue to expand our medical cannabis brand internationally," said Irwin D. Simon, Chairman and Chief Executive Officer, Aphria Inc. "Today's announcement is about more than a supply agreement. It's about the strength and quality of our medical brand, Aphria, being continuously validated by the world's medical cannabis markets, including countries in which we have no distribution today. The Agreement represents a significant step for Aphria, and we look forward to bringing our high-quality medical cannabis products to patients in Israel."

"We are proud to partner with Aphria, a global leader who shares with us the same quality values and commitments of meeting patients' needs and improving their quality of life. This is another vote of confidence in Canndoc's leadership and the Israeli market," said Ehud Barak, former Israeli Prime Minister and Chairman of the Canndoc Board of Directors.

The strategic partnership will also include the possibility of Aphria and Canndoc collaborating on research initiatives such as clinical trials focused on the use of medical cannabis with leading hospitals and research institutions in Israel and exploring potential collaboration in the EU market.

Now strategically positioned in two of the largest cannabis markets outside of Canada, Germany, one of the most highly sought-after developed medical cannabis markets in the world, and Israel, one of the largest importers of medical cannabis in the world, the Company will continue to leverage its market leadership as it develops its medical cannabis markets internationally.

Canndoc has been pioneering Pharma-Grade cannabis for more than 13 years and has established itself as a well-respected company in the global cannabis industry. In March 2020, Canndoc entered a strategic partnership with Super-Pharm, Israel's largest drugstore chain, allowing for Canndoc's products to be distributed across 95 medical cannabis authorized pharmacies and sold to Israel's growing medical cannabis patient community.

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About Aphria

Since 2014, the Aphria brand has been a leading, trusted choice for Canadian patients seeking high quality pharmaceutical-grade medical cannabis. Today, the Aphria brand continues to be a leading brand in Canada and, we will continue to leverage its market leadership as we develop our medical cannabis markets internationally under the Aphria brand.

About Aphria Inc.

Aphria Inc. is a leading global cannabis company driven by an unrelenting commitment to our people, the planet, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria Inc. has been setting the standard for the low-cost production of high-quality cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria Inc. is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria Inc. drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion.

For more information, visit: aphriainc.com

About InterCure and Canndoc

InterCure (TASE: INCR) is the first public company on the Tel Aviv Stock Exchange to hold a valid and permanent license for the medical cannabis value chain through its 100% ownership in Canndoc. Canndoc is a GMP medical cannabis producer. Licensed by the Israeli Ministry of Health since 2008, Canndoc is a leading pioneer in the research, cultivation, production and distribution of pharma-grade cannabis-based products to patients, hospitals, pharmacies, research and governmental organizations.

Through its strategic exclusive collaboration with world leaders, distribution agreement with SLE (100% owned by Teva Pharmaceutical Industry) and long term sales agreements, Canndoc is well-positioned as a leading and significant player in pharma-grade medical cannabis in Israel, Europe and the United Kingdom.

Visit https://www.canndoc-pharma.com/

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws and are expressly qualified by this cautionary statement. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to Aphria's expected supply of product in international jurisdictions, the launch of co- branded product offerings and future collaborations with Canndoc. Forward-looking statements are based on the opinions, estimates and perception of trends of management and its beliefs with respect to future events, as at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Factors that may cause such differences include, but are not limited to, risks associated with COVID-19 nationally and globally which could have a material adverse impact on Aphria's business, operations and financial results, including disruptions in cultivation and processing, supply chains and sales channels, as well as a deterioration of general economic conditions including national and/or global recessions and the response of governments to the COVID-19 pandemic in respect of the operation of retail stores or pharmacies (as applicable); general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving cannabis or otherwise affecting Aphria's business or its consumers generally; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favorable terms; the cannabis industry in Canada or in Israel generally; income tax and regulatory matters, including delays in the issuance of licenses; the sale and distribution of vapes; the ability of Aphria to meet its liquidity requirements to fund ongoing operations; the ability of Aphria to implement its business strategies; competition; crop failure; safety of derivative cannabis products; currency and interest rate fluctuations.

Readers are cautioned that the foregoing list is not exhaustive and should carefully review the various risks and uncertainties identified in the Company's filings on SEDAR and EDGAR. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.  Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Aphria Inc.

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%CIK: 0001733418

For further information: For media inquiries please contact: Tamara Macgregor, Chief Corporate Affairs Officer, tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: Katie M. Turner, ICR, Inc., katie.turner@icrinc.com, 646-277-1228; For Canndoc Investor Relations and media enquiries, please contact: Eran Gabay, Vice President, Investor Relations, Office@canndoc-pharma.com, (972) 54-246-7378

CO: Aphria Inc.

CNW 08:00e 04-AUG-20